mCig, INC.

433 North Camden Drive, 6th Floor, Beverly Hills, CA 90210

(310) 402-6937

January 30, 2015

Via Edgar

Re:    mCig, Inc.

Form 10-K for Fiscal Year Ended April 30, 2014 Filed August 13, 2014, as amended

Form 10-Q for Fiscal Quarter Ended July 31, 2014 Filed September 19, 2014

File No. 333-175941

To Whom it May Concern:

In response to your correspondence letters regarding the above filing and mCig, Inc.’s responses, mCig, Inc. is filing an amended Form 10-Q for Fiscal Quarter Ended July 31, 2014 and an amended Form 10-K for Fiscal Year Ended April 30, 2014.  The amended Form 10-Q and amended Form 10-K is not redlined as the consequential modifications resulted in most of the document being presented in redline.

The Company hereby acknowledges:

•                   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

Chief Executive Officer

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